Seaport Global Acquisition II Corp.

360 Madison Avenue, 23rd Floor

New York, NY 10017

November 22, 2023

Via EDGAR Submission

Mr. John Coleman

Ms. Jennifer O’Brien

Ms. Kimberly Calder

Mr. Timothy Levenberg

Ms. Laura Nicholson

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Seaport Global Acquisition II Corp.
Request to Withdraw Registration Statement on Form S-4 File No. 333-274647
Filed September 22, 2023
CIK No. 0001869824

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Seaport Global Acquisition II Corp. (the “Registrant”) hereby respectfully submits this letter to notify the Securities and Exchange Commission (the “Commission”) of its request for withdrawal of its Registration Statement on Form S-4 (File No. 333-274647), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), effective as of the date hereof or as soon as practicable thereafter. The Registrant has elected not to proceed with the transaction contemplated by the Registration Statement.

The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. The Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Registrant, however, requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account, to be offset against the filing fee for any future registration statement the Registrant may file with the Commission.

Please do not hesitate to contact Will Burns of Paul Hastings LLP, counsel to the Registrant, by phone at (713) 860-7352 or by email at willburns@paulhastings.com with any questions with regard to this matter.

Very truly yours,

SEAPORT GLOBAL ACQUISITION II CORP.

By:	/s/ Stephen Smith
Name:	Stephen Smith
Title:	Chief Executive Officer

cc:     Will Burns, Paul Hastings LLP